UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the Month of May 2023

Commission File Number: 001-41421

Alvotech

(Translation of registrant’s name into English)

9, Rue de Bitbourg,

L-1273 Luxembourg,

Grand Duchy of Luxembourg

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒  Form 20-F                ☐  Form 40-F

INCORPORATION BY REFERENCE

The information contained in this report on Form 6-K, including Exhibits 99.1, 99.2, 99.3 and 99.4, is being furnished and shall not be deemed “filed” for purposes of Section 18 of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) or otherwise subject to the liabilities of that section, nor shall it be deemed incorporated by reference in any filing under the Securities Act of 1933 or the Exchange Act.

INFORMATION CONTAINED IN THIS REPORT ON FORM 6-K

Annual General Meeting

On May 5, 2023, Alvotech published a convening notice (the “Notice”) to the Annual and Extraordinary General Meeting of Shareholders (the “General Meeting”). The General Meeting will be held on June 6, 2023 at 9 a.m. CEST, at 41A, Avenue John F. Kennedy, L-2082 Luxembourg, Grand Duchy of Luxembourg. A copy of the Notice is furnished as Exhibit 99.1 to this Report on Form 6-K.

On May 5, 2023, Alvotech began mailing proxy cards (“Proxy Cards”) to its shareholders in connection with the General Meeting. Copies of the Proxy Cards are furnished as Exhibits 99.2, 99.3 and 99.4 to this Report on Form 6-K.

On May 5, 2023, Alvotech made the preparatory documents for the General Meeting available on its website, www.alvotech.com, including the Notice, Proxy Cards, voting form, declaration of participation, draft remuneration policy, standalone annual accounts, consolidated accounts, and proposed amended and restated articles of association. Information on the website shall not be deemed part of, or incorporated by reference into, this Report on Form 6-K.

EXHIBIT INDEX

Exhibit No.	Description

99.1	Convening notice to the Annual and Extraordinary General Meeting of Shareholders.

99.2	Proxy Card

99.3	Proxy Card

99.4	Proxy Card

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ALVOTECH

Date: May 5, 2023	By:	/s/ Tanya Zharov
Name: Tanya Zharov
Title: General Counsel